UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2019

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 22 February 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 22, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 22, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 22 February 2019

Barclays PLC

 and

Barclays Bank PLC

Sir Gerry Grimstone steps down from Barclays

Barclays announces that Sir Gerry Grimstone has informed the company that he has decided to step down from his roles as a Non-executive Director of Barclays PLC and Chairman of its subsidiary Barclays Bank PLC, effective at the end of February 2019.

Sir Gerry said in a statement:

 "After 20 years sitting on the boards of a number of listed companies, and having recently stepped down from the chairmanship of Standard Life Aberdeen plc, it is an appropriate moment for a change.  Going forward, I will be concentrating on my public sector activities in the U.K., my work with Deloitte in Europe and globally, my work in the Gulf, India, China and elsewhere in Asia-Pacific.  There will doubtless be many other exciting public and private opportunities to pursue.  I'm leaving Barclays in very good shape and I wish it very well for the future."

John McFarlane, Chairman of Barclays PLC said:

"Sir Gerry has made an important contribution to Barclays, initially as Group Deputy Chairman and later as Chairman of Barclays Bank PLC where he oversaw the establishment of the subsidiary board and governance arrangements, as well as being a senior colleague on the Group Board.  He has been very active in, and passionate about, the international business of the Bank and our major customers.  I appreciate everything he has done for the company and his support of me, and I wish him well."

Jes Staley, Chief Executive Officer of Barclays said:

"It has been my privilege to have worked with Sir Gerry over these past three years, first in his capacity as Deputy Chairman of the Group, and latterly as Chairman of Barclays Bank PLC.  I am deeply grateful to him for the support and counsel he has provided me personally, as well as for his immense contribution to the turnaround of our Corporate & Investment Bank in particular. He has been a great steward of Barclays during his time on the Board and I wish him huge success in his future endeavours."

Nigel Higgins, the incoming Chairman-elect of Barclays PLC who joins the Group Board on 1 March 2019, will assume the Chair of Barclays Bank PLC from 1 March 2019, subject to the relevant approvals.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com